

Mail Stop 4631

May 4, 2016

<u>Via E-mail</u>
Mr. Matt Nordgren
Chief Executive Officer
Inspired Builders, Inc.
233 Wilshire Boulevard, Suite 830
Santa Monica, California 90401

    RE: **Inspired Builders, Inc.**
            Form 10-K for the Year Ended September 30, 2015
            Filed January 14, 2016
            File No. 333-171636

Dear Mr. Nordgren:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ John Cash

                          John Cash
                          Accounting Branch Chief
                          Office of Manufacturing and Construction